Business Conduct Policy

Ethical Behaviour

  legality
  honesty
  fair dealing

All activities by Banro Corporation (“Banro”) and its employees must be lawful. Lawfulness, however, is merely a starting point. It is equally important that all activities be conducted in an ethical manner. Ethical conduct means conduct that is honest, fair and free from deception and impropriety. Employees and other representatives of Banro must, at all times, act in accordance with a high standard of ethical behaviour and with constant regard for Banro’s reputation. As discussed in the next several pages, these requirements apply to dealings with Banro, fellow employees, shareholders, other businesses and the community at large.

Ultimately, each individual should test his or her own behaviour by asking: “Is there any reason why I would not want another person - Banro, a co-worker, a business associate, the government - to be fully aware of my conduct and motives?” If this question causes any discomfort the individual should reconsider his or her conduct.

Ethical Business Practices

For Banro’s reputation in the business community to be maintained, all dealings on Banro’s behalf must reflect high standards of ethical behaviour. In particular, the following specific principles must be observed:

A.	Compliance with Laws

Banro must be aware of and comply with all relevant laws and regulations in all jurisdictions in which it conducts business. Individual employees have a duty to inform themselves of any laws relevant to their particular activities. Anyone with questions regarding legal issues should consult with the Chief Executive Officer, who will consult with our counsel.

B.	Integrity in Business Dealings

Employees must act with integrity in dealings with all persons inside and outside the Company, including government officials, customers, suppliers and members of the community. Employees must follow established standards in procurement, and must treat tenderers fairly and equally.

C.	Gifts

No person may give to outside companies or individuals, or accept from them, any material gift or extravagant entertainment, or any similar benefit. (A “material” gift is one of such value that it constitutes a personal enrichment for the recipient such that it could be a factor in influencing that person’s behaviour. Entertainment will be considered “extravagant” if it would appear excessive to an objective observer and would typically be of a value greater than US$500).

Employees must properly record in Banro’s accounts any amounts spent on gifts or entertainment.

D.	Questionable or Improper Payments

Where commissions, consultants’ fees, retainers and similar payments are required to be made and can be justified in the normal course of business, those payments must be clearly commensurate with the services performed and must be properly recorded in the accounts of Banro. No other payments may be given or received. In particular, no employee may, in the context of his or her employment, receive any payment that is not for the direct and exclusive benefit of Banro.

E.	Political Donations

All political contributions made on Banro’s behalf will be made directly by Banro’s Chief Executive Officer, provided that any amount greater than US$500 will be approved by the Board of Directors.

F.	Compliance with Accounting Policies

Employees must comply strictly with prescribed accounting policies, audit procedures and other such controls. All accounts must properly describe and accurately reflect the transactions recorded and all assets, liabilities, revenues and expenses must be properly recorded in the books of Banro. No secret or unrecorded funds or other assets are to be established or maintained.

G.	Contract Workers

The Company considers that the compliance obligations arising out of this Policy apply not only to employees of the Company, but also to independent contract workers to the extent that they conduct activities on the Company’s behalf. The Company therefore expects all such contractor personnel to familiarize themselves with this Policy, and to comply with it, in the same manner as is expected of Banro employees.

H.	Business Associates

The Company will make all reasonable efforts to promote the application of these ethical business practices by our third party suppliers.

INTERNATIONAL BUSINESS

Banro’s worldwide growth has been accompanied by increased exposure to legal and ethical issues arising in international business activities.

A.	Compliance with Anti-Bribery Legislation

Banro is subject to legislation in both Canada and the United States that prohibits corrupt practices in dealing with foreign governments. The Canadian Corruption of Foreign Public Officials Act, as well as the U.S. Foreign Corrupt Practices Act, make it an offence to make or offer a payment, gift or benefit to a foreign government official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business. Violation of this legislation may result in substantial penalties to Banro and to individuals.

Banro, as well as individual employees, must take all reasonable steps to ensure that the requirements of this legislation are strictly met. No payments, material gifts or other benefits are to be given, directly or indirectly, to foreign government officials, political parties or political candidates for the purpose of influencing government decisions in Banro’s favour. Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a foreign government official, political party or political candidate. For the purpose of this paragraph, a material gift or benefit has a value in excess of US$500.

B.	“Facilitation Payments

There are certain types of payments to foreign government officials that are allowed under both the Canadian and U.S. legislation, called “facilitation” or “facilitating” payments. These are small payments or tips that are accepted custom in certain foreign countries in the context of having routine administrative actions performed by government officials. Employees should be aware that such payments are permissible only under very limited circumstances and must be properly documented. As well, they must advise the Chief Financial Officer in advance of any anticipated payments and provide written request for reimbursement of any such payment. If there are any questions regarding the permissibility of any particular payment, advice should be sought from the Chief Executive Officer. Moreover, employees must ensure that any such payments are properly recorded in accordance with the Company’s accounting procedures.

A copy of the Canadian and U.S. foreign corrupt practices legislation is available from the Chief Executive Officer. Anyone with questions regarding these legal issues should consult the Chief Executive Officer.

PERSONAL CONDUCT

A.	Work-related Conduct and Conflicts of Interest

Banro employees must comply with the standards of ethical behaviour in all aspects of their employment. This includes their dealings with people outside the Company as well as their relationships with their fellow employees and with Banro as their employer. In addition, Banro expects that employees will act with loyalty to the Company at all times.

In particular, individuals must not:

1.	pursue personal gain or advantage from their employment activities;

2.	misuse Company resources, including computer systems;

3.	engage in insider trading;

4.	compromise the confidentiality of corporate information; and

5.

permit any actual or perceived conflict of interest between their personal interests and those of the Company. Employees must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Banro or otherwise compromise their duty of loyalty to Banro.

B.	Personal Conduct

In general, Banro does not wish to dictate the personal conduct of individual employees outside working hours. Nevertheless, it expects employees to act lawfully at all times and to conduct their personal affairs as good and responsible citizens, in such a manner that reflects well on Banro.

EMPLOYMENT PRACTICES

Banro recognizes that it must earn the loyalty that it expects from its employees. Banro is committed to treating its employees ethically and fairly. In particular, Banro strives to ensure the following:

6.	no discrimination on the basis of gender, physical or mental disability, age, marital status, sexual orientation, religious belief, race, colour, ancestry or place of origin;

7.	fair and competitive compensation;

8.	fairness in performance appraisals and job advancement;

9.	protection of employees from harassment; and

10.	confidentiality of employee records.

All employees, and particularly managers, must maintain and promote these principles in their hiring practices and in their relationships with other employees.

HEALTH, SAFETY AND ENVIRONMENT

Effectiveness in occupational health, safety and environmental standards is an essential part of achieving efficiency and profitability in the mineral exploration business. Banro will therefore work at continuous improvement in these areas and will be guided by the following principles:

11.	creating a safe work environment;

12.	minimizing the environmental impacts of its activities;

13.	building co-operative working relationships with local communities and governments in the Company’s areas of operation;

14.	reviewing and monitoring environmental and safety performance; and

15.	prompt and effective response to any environmental and safety concerns.

DISCLOSURE OF INFORMATION

All corporate information is the property of Banro. Corporate information includes trademarks, patents, software developments and applications, strategic and operational knowledge and financial information. It also includes any confidential information received by Banro from third parties.

Employees are in a position of trust with respect to corporate information in the same manner as with any other corporate property. Employees must take care to protect the confidentiality of corporate information. In particular:

16.	employees must not use corporate information for personal gain;

17.	employees may not disclose corporate information other than for legitimate Banro purposes and with appropriate safeguards, unless written approval is obtained from the appropriate manager;

18.	media and investor communications are to be handled by the Chief Executive Officer and Chief Financial Officer;

19.

employees must not disclose undisclosed corporate information in public speeches. Employees who give public speeches on behalf of Banro must remit to the Company any payments or material gifts received.

ENSURING COMPLIANCE WITH THIS POLICY

A.	Compliance

As part of its efforts to ensure compliance with this Policy, Banro requires that each employee complete an annual Compliance Certificate certifying compliance with this Policy. Employees whose positions may include involvement with foreign operations may be asked to complete more frequent Compliance Certificates so as to ensure corporate compliance with anti-bribery legislation (see previous section entitled “International Business”). Completed certificates are to be returned directly to the Chief Executive Officer.

Any proposed non-compliance such as a proposed material gift, must be pre- approved by the Board of Directors.

The Company demands that employees report any observed breaches of this Policy to the Chief Executive Officer.

An employee or consultant who violates this Policy may face disciplinary action up to and including termination of employment, in the case of an employee, and, in the case of a consultant, termination of the consulting contract with the Corporation. Violation of this Policy may also cause violation of certain laws. If it is discovered that laws have been violated, this matter may be referred to the appropriate regulatory authorities. Questions with respect to this Policy may be referred to the Corporation's Secretary.